Exhibit 12.1

SemGroup Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Successor						Predecessor
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	One Month Ended December 31, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(21,846)	(12,541)	(9,156)	(14,598)	(142,678)	(45,341)	3,542,002	(1,761,609)
Add:
Fixed Charges	19,413	10,195	12,514	64,249	90,078	7,551	17,171	128,520
Amortizaton of capitalized interest	1,373	1,316	1762	1,741	1,691	140	1,528	1,522
Distributed earnings of equity investees	52,780	33,472	53,730	27,459	5,768	0	0	0
Subtract:
Capitalized interest	1,233	433	809	901	428	13	2,648	10,684

Pretax income as adjusted	50,487	32,009	58,041	77,950	(45,569)	(37,663)	3,558,053	(1,642,251)

Fixed charges:
Interest expense	15,971	7,763	8,902	60,208	86,133	7,169	12,041	110,789
Interest capitalized	1,233	433	809	901	428	13	2,648	10,684

	17,204	8,196	9,711	61,109	86,561	7,182	14,689	121,473
Portion of rents representative of an appropriate interest factor	2,209	1,999	2,803	3,140	3,517	369	2,482	7,047

Total fixed charges	19,413	10,195	12,514	64,249	90,078	7,551	17,171	128,520

Ratio of earnings to fixed charges	2.6	3.1	4.6	1.2	See Note 1	See Note 2	207.2	See Note 3

Note 1: Earnings for the year ended December 31, 2010 were insufficient to cover fixed charges by $136 million.

Note 2: Earnings for the month ended December 31, 2009 were insufficient to cover fixed charges by $45 million.

Note 3: Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by $1,771 million.